

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 20, 2024

Michael Lawless
Chief Executive Officer
Auddia Inc.
1680 38th Street, Suite 130
Boulder, Colorado 80301

>   **Re: Auddia Inc.**
>   **Registration Statement on Form S-1**
>   **Filed December 19, 2024**
>   **File No. 333-283939**

Dear Michael Lawless:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Mitchell Austin at 202-551-3574 or Jan Woo at 202-551-3453 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: James Carroll